Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), September 24th, 2024

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima) nCelulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045 and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

At Arauco's Board of Directors meeting held today, it was approved to proceed with the construction and launch of the Sucuriú Project pulp mill, located in the city of Inocencia, Mato Grosso do Sul state, Brazil, subject to obtaining the necessary environmental and other permits, as well as the required financing.

This new mill contemplates an estimated investment of US$4,600 million for its construction by the Company's subsidiary, Arauco Celulose do Brasil S.A., with a production capacity of approximately 3,500,000 ADt/year of Bleached Eucalyptus Kraft Pulp (BEKP). The approved project also includes the construction of an electricity transmission line of approximately 90 kilometers, and other minor works. Various alternatives are being considered for more efficient logistical connectivity.

The plant will be self-sufficient in electric power for its operation and will additionally generate a surplus of approximately 220 Megawatts of renewable energy from forest biomass.

It is preliminary estimated, subject to changes and potential delays that may arise during its development, that the plant will begin operations in the last quarter of 2027.

Once operational, the plant will significantly increase the total pulp production capacity of the Company and its subsidiaries, consolidating its position as one of the leading global producers.

The approved investment will be financed through debt (via bank loans, bond issues, and potentially export credit loans), a capital increase, and the Company's own resources.

In light of the above, during the same Board of Directors meeting, it was agreed to convene an Extraordinary General Shareholders’ Meeting for October 17, 2024, at 11:00 a.m., to discuss, among other matters, increasing the Company's capital by up to US$1,200 million. This capital increase aims to complement the financing required for the Sucuriú Project and to increase working capital to ensure sufficient resources for the smooth operation of the Company's activities. Of the total amount mentioned, US$300 million will be required no later than December 31, 2024, while the remaining US$900 million will be paid during 2025 and 2026.

Arauco estimates that this Project will have positive effects on the Company's results, although these effects are not yet quantifiable.

Finally, and in the same context of the project’s approval, it was agreed during the aforementioned meeting to modify the Company's dividend policy. It was established that, for the profits obtained in the fiscal years 2024, 2025, and 2026, an amount equivalent to 30% of the net distributable profits of each year, which may be distributed as dividends, will be distributed annually. For subsequent fiscal years, an amount equivalent to 40% of the net distributable profits of each year will be distributed as dividends. This is without prejudice to the Board's ability to agree on the payment of interim dividends, provided that year-end results are expected to be positive and the Company's cash availability allows it.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

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